
March 30, 2016

Mail Stop 4631

Via E-mail
Mr. Bruce E. Gross
Vice President and Chief Financial Officer
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172

> **Re: Lennar Corporation**
> **Form 10-K for Fiscal Year Ended November 30, 2015**
> **Filed January 22, 2016**
> **File No. 1-11749**

Dear Mr. Gross:

We have reviewed your response and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended November 30, 2015

Rialto-Investments in Unconsolidated Entities, page 58

1. We note your response to our comment 2 from our letter dated March 1, 2016. In order to better understand the Company's conclusion that the awards issued under the Carried Interest Plan are considered equity awards under ASC 718, please expand on your response to describe the substantive terms of the awards issued under the Carried Interest Plan and why an evaluation of those terms would not result in liability classification per the guidance under ASC 718-10-25-6 through ASC 718-10-25-19. In providing your response, please tell us how you considered that the awards "entitle employees up to 40% of the distributions received by the Carried Interest Entity" in your evaluation. In that regard, it would appear that the holders are entitled to the cash from the Carried Interest Distributions received from the funds and assigned by Rialto. Furthermore, given that it appears that the Carried Interest Plan will continue to be a method of providing additional

compensation to employees assisting in managing the funds in your Realto segment, the accounting for the Plan may become material to that segment and important for investors. As such, please confirm that you will expand your disclosures in your Critical Accounting Estimates section to disclose how the Company is accounting for the Carried Interest Plan including that expense recognition would precede the timing of the revenue recognized related to the underlying Carried Interest distributions; to the extent material or becomes material in that segment.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and
Construction